

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Halbert S. Washburn
Chief Executive Officer
Breitburn Energy Partners LP
515 South Flower Street
Suite 4800
Los Angeles, CA 90071

> **Re:** **Breitburn Energy Partners LP**
> **Registration Statement on Form S-3**
> **Filed June 12, 2015**
> **File No. 333-204937**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-33055**

Dear Mr. Washburn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed June 12, 2015

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to the following comment within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 57

2.   The disclosure on the top of page 58 states that "[l]ower crude oil prices may not only decrease our revenues, but may also reduce the amount of crude oil that we can produce economically and therefore potentially lower our crude oil reserves." Further, the disclosure on page 26 explains that "if prices for oil and natural gas continue to remain depressed for lengthy periods, we could be required to write down the value of our oil and natural gas properties and/or revise our development plans, which may cause certain of our undeveloped well locations to no longer be deemed proved." To the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of such reserves. Also, if reasonably practicable, provide quantification of the impact of current commodity prices on your reported proved reserve volumes.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, you should provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices to the extent that quantified information is reasonably available. Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Shelley A. Barber